Exhibit (a)(1)(xxv)

Reminder: Additional Information Available on Stock Option Exchange Election Site

You are receiving this message because you are eligible to receive a cash payment in exchange for your eligible options under the Stock Option Exchange Program (Program).

You will be receiving an additional message shortly after 1:00 p.m. PDT on Friday, September 11 (the completion date), informing you of the actual closing price of eBay’s common stock on the completion date. That closing price will be used to calculate the actual amount of the cash payment (before taxes) that you would receive if you elect to exchange some or all of your eligible options in the Program.

Please visit the Stock Option Exchange Election site at www.eBayStockOptionExchange.com to review this additional information and to make, change or withdraw an election. If you choose to participate in the Program, you must complete your election before 9:00 p.m. PDT on Friday, September 11.